UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

THE MADISON SQUARE GARDEN COMPANY

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

55825T103

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Richard Capelouto, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

November 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55825T103

1.	Names of Reporting Persons. SLP Investment Holdco, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 930,596
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 930,596

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 930,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 55825T103

1.	Names of Reporting Persons. SLP Investment Holdings, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 930,596
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 930,596

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 930,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 55825T103

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 930,596
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 930,596

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 930,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) PN, IA

CUSIP NO. 55825T103

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 930,596
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 930,596

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 930,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 55825T103

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 930,596
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 930,596

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 930,596
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 55825T103

1.	Names of Reporting Persons. Silver Lake Partners V DE (AIV) Marquee, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 489,466
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 489,466

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 489,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 55825T103

1.	Names of Reporting Persons. Silver Lake Technology Investors V DE (AIV) Marquee, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 55825T103

1.	Names of Reporting Persons. Silver Lake Technology Associates V Marquee, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 496,466
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 496,466

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 496,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) PN, IA

CUSIP NO. 55825T103

1.	Names of Reporting Persons. SLTA V (GP) Marquee, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 496,466
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 496,466

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 496,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 55825T103

1.	Names of Reporting Persons. SLP Marquee Investor, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 496,466
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 496,466

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 496,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by certain of the Reporting Persons (as defined below) on February 23, 2018 (as amended, the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)-(c), (f) This Schedule 13D is being filed jointly on behalf of the following persons (each, a “Reporting Person”, and collectively, the “Reporting Persons”):

1.	SLP Investment Holdco, L.P., a Delaware limited partnership (“SLP Holdco”),

2.	SLP Investment Holdings, L.L.C., a Delaware limited liability company (“SLP Holdings”),

3.	Silver Lake Technology Associates IV, L.P., a Delaware limited partnership (“SLTA IV”),

4.	SLTA IV (GP), L.L.C., a Delaware limited liability company (“SLTA IV GP”),

5.	Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”, and together with SLP Holdco, SLP Holdings, SLTA IV and SLTA IV GP, the “SLP IV Reporting Persons”),

6.	Silver Lake Partners V DE (AIV) Marquee, L.P., a Delaware limited partnership (“SLP V Marquee”),

7.	Silver Lake Technology Investors V DE (AIV) Marquee, L.P., a Delaware limited partnership (“SLTI V Marquee”),

8.	Silver Lake Technology Associates V Marquee, L.P., a Delaware limited partnership (“SLTA V Marquee”),

9.	SLTA V (GP) Marquee, L.L.C., a Delaware limited liability company (“SLTA V Marquee GP”), and

10.	SLP Marquee Investor, L.L.C., a Delaware limited liability company (“SLP Marquee” and together with SLP V Marquee, SLTI V Marquee, SLTA V Marquee and SLTA V Marquee GP, the “SLP V Reporting Persons”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

SLP IV Reporting Persons

SLP Holdings is the general partner of SLP Holdco. SLTA IV is the managing member of SLP Holdings. SLTA IV GP is the general partner of SLTA IV. SLG is the managing member of SLTA IV GP.

The principal business of SLP Holdco is to invest in securities. The principal business of SLP Holdings is to serve as the general partner of SLP Holdco and to manage investments through other partnerships and limited liability companies. The principal business of SLTA IV is to serve as the managing member of SLP Holdings and to manage investments through other partnerships and limited liability companies. The principal business of SLTA IV GP is to serve as the general partner of SLTA IV and to manage investments through other partnerships and limited liability companies. The principal business of SLG is to serve as the managing member of SLTA IV GP and to manage investments through other partnerships and limited liability companies.

The principal office of each of the SLP IV Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

Certain information concerning each of the managing members of SLG is set forth in Annex A-1 attached to the Schedule 13D filed by the Reporting Persons on February 23, 2018 (“Annex A-1”), which is incorporated herein by reference in response to this Item 2.

SLP V Reporting Persons

SLTA V Marquee is the general partner of SLP V Marquee and SLTI V Marquee. SLTA V Marquee GP is the general partner of SLTA V Marquee. SLP Marquee is the managing member of SLTA V Marquee GP.

The principal business of SLP V Marquee and SLTI V Marquee is to invest in securities. The principal business of SLTA V Marquee is to serve as the general partner of SLP V Marquee and SLTI V Marquee and to manage investments through other partnerships and limited liability companies. The principal business of SLTA V Marquee GP is to serve as the general partner of SLTA V Marquee and to manage investments through other partnerships and limited liability companies. The principal business of SLP Marquee is to serve as the managing member of SLTA V Marquee GP and to manage investments through other partnerships and limited liability companies.

The principal office of each of the SLP V Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

Certain information concerning each of the managing members of SLP Marquee is set forth in Annex A-2 attached to the Schedule 13D filed by the Reporting Persons on February 23, 2018 (“Annex A-2”), which is incorporated herein by reference in response to this Item 2.

(d) and (e) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A-1 or Annex A-2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

SLP Holdco purchased 930,596 shares of Class A Common Stock for an aggregate purchase price of $202,401,779. SLP V Marquee purchased 489,466 shares of Class A Common Stock for an aggregate purchase price of $116,535,822. SLTI V Marquee purchased 7,000 shares of Class A Common Stock for an aggregate purchase price of $1,666,655. The source of funds for all such purchases were from general funds available to such purchaser, including capital contributions from their respective investors and/or for cash management purposes in advance of a capital call, short-term borrowings under an existing revolving credit facility to which one or more affiliates of the purchasers are parties, which amounts are expected to be repaid upon the funding of capital contributions from their respective investors.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment, the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D, and the information set forth on Annex B attached to this Schedule 13D, are incorporated by reference in its entirety into this Item 5.

(a)-(b) By virtue of their relationships, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, the Reporting Persons may be deemed to beneficially own an aggregate of 1,427,062 shares of Class A Common Stock, which includes (i) 930,596 shares of Class A Common Stock held by SLP Holdco, (ii) 489,466 shares of Class A Common Stock held by SLP V Marquee and (iii) 7,000 shares of Class A Common Stock held by SLTI V Marquee, representing in the aggregate approximately 7.4% of the issued and outstanding Class A Common Stock of the Issuer.

The percentages of beneficial ownership in this Schedule 13D are based on 19,222,045 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2018, as referenced in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2018.

Information with respect to the beneficial ownership of Class A Common Stock by the managing members of SLG and SLP Marquee is set forth in Annex A-1 and Annex A-2 and incorporated herein by reference in response to this Item 5.

(c) Except as set forth in Annex B attached hereto, none of the Reporting Persons have effected any transaction with respect to the Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information set forth or incorporated in Item 3 and Item 5 is incorporated by reference in its entirety into this Item 6.

SLP V Marquee sold exchange-traded put options, expiring on November 16, 2018 and which are currently outstanding, that give the holder the right to sell to SLP V Marquee:

•	20,000 shares of Class A Common Stock with an exercise price of $270.00 per share,

•	36,900 shares of Class A Common Stock with an exercise price of $280.00 per share,

•	32,500 shares of Class A Common Stock with an exercise price of $290.00 per share, and

•	25,500 shares of Class A Common Stock with an exercise price of $300.00 per share.

SLP V Marquee sold exchange-traded put options, expiring on December 21, 2018 and which are currently outstanding, that give the holder the right to sell to SLP V Marquee:

•	20,000 shares of Class A Common Stock with an exercise price of $280.00 per share,

•	32,900 shares of Class A Common Stock with an exercise price of $290.00 per share, and

•	40,000 shares of Class A Common Stock with an exercise price of $300.00 per share.

Approximately 1.41% of the put options held by SLP V Marquee are held for the benefit of SLTI V Marquee. The put options sold by SLP V Marquee do not give any of the Reporting Persons direct or indirect voting, investment or dispositive control over any shares of Class A Common Stock, unless and until exercised by the holder of such put options. Accordingly, the Reporting Persons disclaim any beneficial ownership in any shares of Class A Common Stock that underlie such put options.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

A. Agreement of Joint Filing by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2018

SLP Investment Holdco, L.P.

By:	SLP Investment Holdings, L.L.C., its general partner

By:	Silver Lake Technology Associates IV, L.P., its managing member

By:	SLTA IV (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

SLP Investment Holdings, L.L.C.

By:	Silver Lake Technology Associates IV, L.P., its managing member

By:	SLTA IV (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

Silver Lake Technology Associates IV, L.P.

By:	SLTA IV (GP), L.L.C., its general partner

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

SLTA IV (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

Silver Lake Group, L.L.C.

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

Silver Lake Partners V DE (AIV) Marquee, L.P.

By:	Silver Lake Technology Associates V Marquee, L.P., its general partner

By:	SLTA V (GP) Marquee, L.L.C., its general partner

By:	SLP Marquee Investor, L.L.C., its managing member

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

Silver Lake Technology Investors V DE (AIV) Marquee, L.P.

By:	Silver Lake Technology Associates V Marquee, L.P., its general partner

By:	SLTA V (GP) Marquee, L.L.C., its general partner

By:	SLP Marquee Investor, L.L.C., its managing member

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

Silver Lake Technology Associates V Marquee, L.P.

By:	SLTA V (GP) Marquee, L.L.C., its general partner

By:	SLP Marquee Investor, L.L.C., its managing member

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

SLTA V (GP) Marquee, L.L.C.

By:	SLP Marquee Investor, L.L.C., its managing member

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

SLP Marquee Investor, L.L.C.

By:	/s/ Greg Mondre
Name:	Greg Mondre
Title:	Managing Director

Annex B

Transactions in the Past 60 Days

Transactions by SLP V Marquee in Class A Common Stock

Date	Security	Number of Shares Acquired	Average Price per Share (excluding commissions)	Nature of Transaction
10/29/2018	Class A Common Stock	20,464	$270.06	Open Market Purchase
10/30/2018	Class A Common Stock	21,207	$273.08	Open Market Purchase
11/1/2018	Class A Common Stock	58,562	$272.30	Open Market Purchase
11/2/2018	Class A Common Stock	56,196	$265.27	Open Market Purchase

Transactions by SLTI V Marquee in Class A Common Stock

Date	Security	Number of Shares Acquired	Average Price per Share (excluding commissions)	Nature of Transaction
10/29/2018	Class A Common Stock	293	$270.06	Open Market Purchase
10/30/2018	Class A Common Stock	303	$273.08	Open Market Purchase
11/1/2018	Class A Common Stock	838	$272.30	Open Market Purchase
11/2/2018	Class A Common Stock	804	$265.27	Open Market Purchase

Transactions by SLP V Marquee in Put Options in the Open Market

Date	Transaction	Exercise Price	Expiration Date	Contract Quantity (underlying shares in 100s)	Price per Share Underlying Options (excluding commissions)
10/29/2018	Sell Puts	$270.00	11/16/2018	(100)	$8.60
10/29/2018	Sell Puts	$280.00	11/16/2018	(100)	$16.10
10/29/2018	Sell Puts	$290.00	11/16/2018	(25)	$22.00
10/29/2018	Sell Puts	$280.00	12/21/2018	(100)	$17.27
10/30/2018	Sell Puts	$270.00	11/16/2018	(100)	$6.20
10/30/2018	Sell Puts	$280.00	11/16/2018	(200)	$11.53
10/30/2018	Sell Puts	$290.00	11/16/2018	(100)	$18.00
10/30/2018	Sell Puts	$280.00	12/21/2018	(100)	$15.54
10/30/2018	Sell Puts	$290.00	12/21/2018	(150)	$23.07
10/31/2018	Sell Puts	$290.00	11/16/2018	(100)	$13.00
10/31/2018	Sell Puts	$300.00	11/16/2018	(100)	$21.80
10/31/2018	Sell Puts	$290.00	12/21/2018	(100)	$15.19
10/31/2018	Sell Puts	$300.00	12/21/2018	(300)	$22.55
11/1/2018	Sell Puts	$300.00	11/16/2018	(55)	$30.00
11/2/2018	Sell Puts	$280.00	11/16/2018	(69)	$14.43
11/2/2018	Sell Puts	$290.00	11/16/2018	(100)	$23.40
11/2/2018	Sell Puts	$300.00	11/16/2018	(100)	$32.76
11/2/2018	Sell Puts	$290.00	12/21/2018	(79)	$24.62
11/2/2018	Sell Puts	$300.00	12/21/2018	(100)	$33.00